Registration Statement Nos. 333-276421, 333-276421-01, 333-276421-02 and 333-276421-03

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement

Dated April 28, 2025

(To Prospectus dated January 8, 2024)

Pricing Term Sheet

CINTAS CORPORATION NO. 2

$400,000,000 4.200% Senior Notes due 2028 (the “Notes”)

PRICING TERM SHEET

Dated April 28, 2025

Issuer:	Cintas Corporation No. 2

Guarantors:	Cintas Corporation, Cintas Corporation No. 3 and Cintas Corporate Services, Inc.

Description of Securities:	4.200% Senior Notes due 2028

Principal Amount Offered:	$400,000,000

Coupon:	4.200% per annum

Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing November 1, 2025.

Maturity:	May 1, 2028

Treasury Benchmark:	3.750% due April 15, 2028

US Treasury Yield:	3.696%

Spread to Treasury Benchmark:	+55 basis points

Re-offer Yield:	4.246%

Initial Price to Public:	99.872% of the principal amount plus accrued interest, if any, from May 2, 2025, if settlement occurs after that date.

Underwriters’ Discount:	0.350% of the principal amount

Proceeds, before expenses, to us:	99.522% of the principal amount

Optional Redemption:	Prior to April 1, 2028 (the “Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption; and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Repurchase:	Upon the occurrence of both (i) a change of control of Cintas Corporation No. 2 and its subsidiaries or Cintas Corporation and its subsidiaries and (ii) a downgrade of the Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services, LLC within a specified period, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof.

Expected Settlement Date:*	May 2, 2025 (T+4)

CUSIP:	17252M AR1

ISIN:	US17252MAR16

Ratings:**	A3 / A- (Stable / Stable) (Moody’s / S&P)

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	Huntington Securities, Inc. BMO Capital Markets Corp. Citizens JMP Securities, LLC

*

It is expected that delivery of the Notes will be made against payment therefor on or about the fourth business day following the date of the prospectus supplement (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day prior to the closing date specified on the cover of the prospectus supplement will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade such Notes before the business day prior to the closing date specified on the cover of the prospectus supplement should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. toll-free at (866) 227-6479, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any notices that may appear below are not applicable to this communication and should be disregarded. Such text has been automatically generated as a result of this communication having been sent via an electronic delivery system.

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